June 25, 2012

BY EDGAR SUBMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Dear Ms. Jenkins,

Re:          Alpha Natural Resources, Inc. (File No. 001-32331)
Form 10-K for Fiscal Year Ended December 31, 2011, Filed February 29, 2012

Below please find our response to the comment set forth in a letter dated June 11, 2012 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Alpha’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).  References to the “Company,” “Alpha,” “we,” “us” and “our” in this letter refer to Alpha Natural Resources, Inc.  For your convenience, we have restated below in bold the comment verbatim from the Letter and have supplied our response immediately thereafter.

Form 10-K for the year ended December 31, 2011

Financial Statements

Notes to Financial Statements

(20) Commitments and Contingencies

(d) Legal Proceedings, page 149

1.
We note your proposed disclosures in response to comment 4 regarding litigation claims. However, for all of the loss contingencies disclosed here, please note that FASB ASC 450 requires you to disclose the amount or range of reasonably possible losses, as that term is defined. It does not appear that you have provided any quantitative information. Please disclose this information for all unrecognized contingencies independent of qualifying language. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please explicitly disclose this assertion. Please provide us with proposed disclosure to be included in future Exchange Act filings.

Response:

In response to the Staff’s request to provide the amount or range of reasonably possible losses to which the Company is exposed with respect to litigation claims, the Company proposes to include disclosure in substantially the following form, as applicable, in its future Exchange Act filings (relevant language changed from that in our Quarterly Report on Form 10-Q filed with the Commission on May 10, 2012 indicated in bold and italics):

The Company’s legal proceedings range from cases brought by a single plaintiff to class actions. These legal proceedings, as well as governmental examinations, involve various business units and a variety of claims including, but not limited to, contract disputes, personal injury claims, property damage claims (including those resulting from blasting, trucking and flooding), environmental and safety issues, and employment matters. While some matters pending against the Company or its subsidiaries specify the damages claimed by the plaintiffs, many seek an unquantified amount of damages or are at very early stages of the legal process. Even when the amount of damages claimed against the Company or its subsidiaries is stated, (i) the claimed amount may be exaggerated or unsupported; (ii) the claim may be based on a novel legal theory or involve a large number of parties; (iii) there may be uncertainty as to the likelihood of a class being certified or the ultimate size of the class; (iv) there may be uncertainty as to the outcome of pending appeals or motions; and/or (v) there may be significant factual issues to be resolved. As a result, the Company may be unable to estimate a range of possible loss for matters that have not yet progressed sufficiently through discovery and development of important factual information and legal issues.  Other matters have progressed sufficiently that we are able to estimate a range of possible loss.  Accordingly, for those legal proceedings and governmental examinations disclosed below as to which a loss is  reasonably possible in future periods and for which we are able to estimate a range of possible loss, the current estimated range is up to $[●] in excess of the accrued liability (if any) related to those matters.  This aggregate range represents management’s estimate of additional possible loss in excess of the accrued liability (if any) with respect to these matters and net of third party indemnification arrangements (if any, other than insurance) as described below related to those matters, based on currently available information, including any damages claimed by the plaintiffs, and is subject to significant judgment and a variety of assumptions and inherent uncertainties.  For example, at the time of making an estimate, management may have only preliminary, incomplete, or inaccurate information about the facts underlying a claim; its assumptions about the future rulings of the court or other tribunal on significant issues, or the behavior and incentives of adverse parties, regulators, indemnitors or co-defendants, may prove to be wrong; and the outcomes it is attempting to predict are often not amenable to the use of statistical or other quantitative analytical tools.  In addition, from time to time an outcome may occur that management had not accounted for in its estimate because it had considered that outcome to be remote.  Furthermore, as noted above, the aggregate range does not include any matters for which the Company is not able to estimate a range of possible loss.  Accordingly, the estimated aggregate range of possible loss does not represent our maximum loss exposure.  The legal proceedings and governmental examinations underlying the estimated range will change from time to time, and actual results may vary significantly from the current estimate. The Company intends to defend these legal proceedings vigorously, litigating or settling cases where in management’s judgment it would be in the best interest of shareholders to do so.

For purposes of Financial Accounting Standards Board Accounting Standards Codification Topic 450 (“ASC 450”), an event is “reasonably possible” if “the chance of the future event or events occurring is more than remote but less than likely” and an event is “remote” if “the chance of the future event or events occurring is slight.”  ASC 450 requires accrual for a liability when it is (a) “probable that one or more future events will occur confirming the fact of loss” and (b) “the amount of loss can be reasonably estimated.”  If a range of loss is estimated, the best estimate within the range is required to be accrued.  If no amount within the range is a better estimate, the minimum amount of the range is required to be accrued.

The Company evaluates, on a quarterly basis, developments in legal proceedings and governmental examinations that could cause an increase or decrease in the amount of the accrued liability previously recorded. Excluding fees paid to external legal counsel, the Company recognized (income) expense, net of expected insurance recoveries, associated with litigation-related accrued liabilities of $[●] and $[●] during the three months ended [●], 2012 and 2011, respectively.

*****

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to these responses or require additional information, please contact me at 276-739-5324 or by fax at 276-739-5334.

Very truly yours,

/s/ Frank J. Wood
Frank J. Wood
Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:           Vaughn R. Groves, Esq., Executive Vice President, General Counsel and Secretary,
Alpha Natural Resources, Inc.
T. Douglas McQuade, KPMG LLP
Sandra L. Flow, Esq., Cleary Gottlieb Steen and Hamilton LLP